OUR MICROLENDING, LLC

3191 Coral Way, Suite 109

Miami, Florida 33131

May 18, 2017

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Financeÿ

100 F Street, N.E.

Washington, DC 20549

Re: Application for Qualification of Tier 2 Offering under Regulation A,

Offering Statement on Form 1-A, Amendment No. 3 filed May 4, 2017

File No.: 024-10595

Dear Sir or Madam:

The undersigned Issuer respectfully requests that the Securities and Exchange Commission enter an appropriate order qualifying the above captioned Form 1-A effective as of 1:00 p.m. Eastern Standard Time on Monday, June 5, 2017, or as soon thereafter as practicable.

In connection with the above request, the Issuer acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OUR MICROLENDING, LLC

/s/ Emilio Santandreu
President